

Mail Stop 3030

July 24, 2009

Via U.S. Mail and Facsimile (619) 330-2628

Mr. Kevin Claudio
Chief Financial Officer
Helix Wind, Corp.
1848 Commercial Street
San Diego, California 92113

> **Re: Helix Wind, Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 10, 2009**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended**
>   **December 31, 2008**
> **Filed April 7, 2009**
> **Form 10-Q for the Quarterly Period Ended March 31, 2009**
> **Forms 8-K dated February 11, 2009, March 31, 2009 and**
>   **June 24, 2009**
> **File No. 000-52107**

Dear Mr. Claudio:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your Form 10-K and Form 10-Q in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended December 31, 2008

Item 9A(T). Controls and Procedures, page 18

Disclosure Controls and Procedures, page 18

1.   We note your disclosure refers to the conclusion of your CEO and CFO on the effectiveness of your disclosure controls and procedures during the period covered by your Form 10-K. Please note that Item 307 of Regulations S-K requires you to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures *as of the end of the period* covered by the Form 10-K, which in this instance is December 31, 2008. Please amend your Form 10-K to provide the required conclusion.

2.   Further, we note that you refer to the definition of disclosure controls and procedures in Exchange Act Rules 13a-14(c) and 15d-14(c). Please revise your disclosure in future filings, including any amendments, to include the correct reference to the definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e).

3.   We note your disclosure that your CEO and CFO concluded that your disclosure controls and procedures are "effective to ensure that material information relating to [you] is recorded, processed, summarized, and reported in a timely manner." The language that is currently included after the word effective in your disclosure appears to be superfluous, since the meaning of disclosure controls and procedures is established by Rule 13a-15(e) of the Exchange Act. Please remove the language in your future filings, including any amendments, or revise the disclosure in those filings so that the language that appears after the word effective is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

Internal Control Over Financial Reporting, page 19

4.   From the disclosure in this section, it does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2008. Since you were required to file an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting. If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

In performing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at: http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

In addition, please evaluate how management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report. In particular, please consider the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting.

5. Please note that, as required by Rule 308T(a), your management's annual report on internal control over financial reporting included in the amended 10-K, should include the following:

- A statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting for the registrant;
- A statement identifying the framework used by management to evaluate the effectiveness of the registrant's internal control over financial reporting; and

- Management's assessment of the effectiveness of your internal control over financial reporting as of December 31, 2008, including a statement as to whether or not internal control over financial reporting is effective. This discussion must include disclosure of any material weakness in your internal control over financial reporting identified by management.

6.   Please also amend the filing to include the statement required by Item 308T(a)(4) of Regulation S-K regarding the fact that management's report was not subject to attestation by your registered public accounting firm.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2008

Financial Statements, page F-1

Note 3. Notes and Loan Payable, page F-10

7.   Please tell us the status of your settlement agreement with Bluewater. Discuss the terms which require you to provide them with a new promissory note if the net proceeds from their sale of the 11 million common shares you issued to them in settlement of your debt are below $95,876. Please tell us why you did not disclose these terms in Note 10 of your interim financial statements included in your March 31, 2009 Form 10-Q.

Exhibit 31.1 and 31.2

8.   We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, including any amendments, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title. Refer to Item 601(31) of Regulation S-K.

9.   We note that you replaced the words "the registrant" or "the registrant's" with "Clearview" or "Clearview's" in paragraphs 3, 4, 4(a), 4(c), 4(d), 5, 5(a) and 5(b) of the certifications. We note that you replaced the phrase 'The registrant's other certifying officer and I are' with the phrase 'As Clearview's certifying officer, I am' at the beginning of paragraph 4. We also note that you replaced the phrase 'The registrant's other certifying officer and' with the phrase 'As Clearview's certifying officer,' in the beginning of paragraph 5. Please revise future filings, including any amendments, to present the certifications in the exact form as set forth in Item 601(b)(31) of Regulation S-K.

Mr. Kevin Claudio
Helix Wind, Corp.
July 24, 2009
Page 5

Form 8-K dated February 11, 2009

10.   From page 18 we note that there were 5,135,011 shares of common stock
        outstanding prior to the merger. Please reconcile this with the number of shares
        outstanding as of December 31, 2008 as stated on page F-2 of Amendment No. 1
        your Form 10-K.

Form 8-K dated March 31, 2009

Exhibit 99.1

Note 6. Debt, page 16

11.   Please tell us and include in future filings, including any amendments, a summary
        of the significant terms of the convertible notes, including maturity dates, interest
        rates and conversion terms. We note that the conversion price is based on the
        price established in the Series A financing. Please tell us the terms of the notes
        related to the conversion price and maturity date in the event that the Series A
        financing did not occur.

12.   Please tell us about your evaluation of the terms of the convertible notes under
        U.S. GAAP in determining the proper accounting for the notes, including the
        conversion feature, any discount on the conversion rate and any terms that would
        increase the interest rate.

Subsequent Events, page 19

13.   Please show us how you determined the number of shares of common stock to
        reserve for the conversion of the notes exchanged in the merger. Relate the
        number reserved to your disclosure in Note 6 with respect to the 12% notes.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Financial Statements, page 3

Condensed Consolidated Statements of Operations, page 4

14.   Please reconcile the amount of interest expense of $12,312,115 for the three
        months ended March 31, 2009 with the disclosures in notes 5 and 6.

Note 2. Basis of Presentation and Summary of Significant Accounting Policies, page 8

Going Concern, page 9

15.   You disclose the amount of your working capital deficit net of your derivative liability. Please tell us how you considered Item 10(e) of Regulation S-K in this presentation, including Item 10(e)(1)(ii)(C) thereof.

Note 5. Debt, page 16

16.   Please tell us and include in future filings, including any amendments, a summary of the significant terms of the notes included in short term debt, the exchange notes, the reverse merger notes, the new convertible notes, the other convertible notes and the related warrants, including maturity dates, interest rates, conversion terms, vesting and liquidated damages. It should be clear from your disclosure how you are accounting for these instruments and why given the terms disclosed in the notes. For example, ensure that the terms that caused you to account for the warrants as liabilities are disclosed in the notes and discuss how you are accounting for and classifying the conversion feature of the notes and why.

17.   While we note that the disclosure in note 6 states that the warrants and the conversion features of the notes payable are accounted for as derivative liabilities under EITF 00-19 as these instruments have common stock conversion reset features, we note that this disclosure is not consistent with your disclosure on pages 17 and 18 that the conversion features of the reverse merger notes, new convertible notes and other convertible notes were accounted for under EITF 00-27. We also did not locate where you had summarized the conversion reset features that would cause these instruments to be accounted for as derivative liabilities. In addition, the allocation and valuation of the conversion feature does not appear to be entirely consistent with either SFAS 133 and EITF 00-19 or EITF 00-27.

18.   Please tell us how you evaluated the significant terms of each of the notes and warrants in determining the appropriate accounting. Discuss the accounting literature you relied upon and how you applied that literature to your facts and circumstances. Show us your accounting entries to record these transactions.

19.   Please show us how you determined the amount of the discount for each of the exchange notes, the reverse merger notes, the new convertible notes and other convertible notes. In this regard, discuss the method of any valuations and allocations and discuss the accounting literature relied upon as the basis for determining the valuation and allocation.

20.   In your response to the above comments, please tell us why the embedded conversion feature of the exchange notes was calculated using an 'effective conversion price, but limited to its fair value allocation" as disclosed on page 17. Discuss how you determined the effective conversion price, why you used fair value to measure the conversion feature and why you limited the fair value allocation with reference to the accounting literature you relied upon in determining the appropriate valuation and allocation.

21.   Also, discuss why you valued the conversion feature of the reverse merger notes, the new convertible notes and the other convertible notes based upon fair value and not intrinsic value if you accounted for the conversion feature under EITF Topic D-60, EITF 98-5 and EITF 00-27. Refer to Issue 1 of EITF 00-27. Discuss the extent to which you used a relative fair value basis to allocate the proceeds between the note and the warrants. Refer to EITF 00-27 and APB 14.

22.   In each case where you have recorded a debt discount, please tell us and disclose in future filings, including any amendments, the amortization method and period.

Convertible Notes Payable and Convertible Notes Payable Related Party, page 16

23.   Please reconcile the disclosure in the paragraph preceding the table that convertible notes totaled $3,432,676 as of March 31, 2009 with the table following this paragraph showing gross convertible notes payable of $3,299,836 and net notes payable of $129,606.

24.   Please reconcile the total number of warrants issued (7,599,672) as shown on page 16 with the number of warrants issued with the exchange notes on page 16 of 5,753,918, the reverse merger notes on page 17 of 1,300,000, the new convertible notes on page 17 of 680,514, and the other convertible notes on page 18 of 150,000.

Exchange Notes - Convertible Notes Payable Related Party, net of discount, page 16

25.   Please show us how the convertible notes payable as of December 31, 2008 of $2,071,813 became exchange notes of $2,234,579. Since only $1,874,448 of the 12% notes were exchanged, tell us and disclose what happened to the other 12% notes. Tell us the nature of the premium of $213,265 discussed on page 16 and how you determined the amount of and accounting for the premium.

26.   We see that you recorded a loss on extinguishment of debt of $213,000 from the exchange of the 12% Notes for the 9% Notes in February 2009. Please clarify for us how you determined that the exchange should be treated as a debt extinguishment under EITF 96-19, including a discussion of the comparison of the related cash flows. Show us how you calculated the loss on debt extinguishment.

Other Convertible Notes - Convertible Notes Payable, net of discount, page 18

27.   Please tell us the underlying fair value of your common stock used in the calculation of fair value for the warrants and tell us how you determined that value.

Note 6. Derivative Liabilities, page 18

28.   Please tell us and disclose in future filings, including any amendments, the significant assumptions underlying your Black-Scholes valuation of the warrants as of the date of issue which resulted in a valuation of $10,611,785. Please tell us why the valuation as of March 31, 2009 resulted in a mark-to-market adjustment of $1,282,760.

29.   Please reconcile the assumptions shown on page 19 for your valuation of the warrants as of March 31, 2009 with the assumptions disclosed in the last paragraph of note 5.

30.   Please tell us and disclose in future filings, including any amendments, how you determined the fair value of the conversion feature, including any significant assumptions, as of the date of issue and as of March 31, 2009. Tell us why you do not reflect a mark-to-market adjustment for the conversion feature as of March 31, 2009.

Note 8. Stock-Based Compensation, page 20

31.   You disclose that you calculated your volatility based upon the fair value of your stock on February 11, 2009 through March 31, 2009 because you believe this to be the best indicator of the volatility of the company. Please tell us how you considered paragraphs A32 of SFAS 123R and SAB Topic 14.D.1 in determining your volatility.

32.   You also disclose that you based your volatility on "an industry-based index, in accordance with the calculated value method allowed under SFAS No. 123(R)." We note that this method, as discussed in paragraph 23 of SFAS 123R is for nonpublic companies. Since it appears that you were a public company when you

granted the options, please tell us why you used calculated value for your options. Please also reconcile this disclosure with the disclosure noted above that you determined volatility based on the stock price from February 11, 2009 through March 31, 2009.

33.   Please tell us and revise future filings to disclose as of the latest balance sheet date presented, the total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which you expect to recognize the amount. Refer to paragraph A240(h) of SFAS 123R.

Note 9. Common Stock, page 22

34.   We see that on December 22, 2008 you agreed to issue 11 million common shares in settlement of notes and accrued interest totaling $105,000. You further disclose on page 7 that the 11 million common shares were constructively issued and on page 24 you disclose that on March 25, 2009 the settlement agreement became final. Please clarify for us and revise future filings, including any amendments, to disclose whether the 11 million shares are reflected as outstanding as of March 31, 2009 or when you intend to issue the shares. We also note that the original settlement agreement was reached with the shell corporation prior to the consummation of the reverse merger. Please clarify how the reverse merger recapitalization impacted the settlement and issuance of the common shares.

Item 4T. Controls and Procedures, page 31

Disclosure Controls and Procedures, page 31

35.   We note the disclosure that your principal executive officer and principal financial officer have evaluated your disclosure controls and procedures "for the end of the period covered by this Quarterly report". Please amend your filing to disclose management's conclusion regarding the effectiveness of your disclosure controls and procedures *as of the end of the period covered by the quarterly report*. Refer to Item 307 of Regulation S-K.

36.   We note your statement that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective "in all material respects." Please note that Item 307 of Regulation S-K calls for a clear and definite statement disclosing management's conclusion regarding whether your disclosure controls and procedures were effective or were not effective as of the end of the period. Please amend your filing to remove this qualifying language.

Form 8-K dated June 24, 2009

37.   You state in your Form 8-K filed June 26, 2009 that pursuant to a distribution
        agreement with Venco Power GmbH ("Venco"), dated June 24, 2009, you have
        acquired the right to act as an exclusive wholesaler and retailer of Venco products
        in several countries, including Cuba. Cuba is identified by the State Department
        as a state sponsor of terrorism, and is subject to U.S. economic sanctions and
        export controls. We note that your Form 10-K does not include disclosure
        regarding contacts with Cuba. Please describe to us the nature and extent of your
        anticipated operations in, or other business contacts with, Cuba, whether through
        subsidiaries or other direct or indirect arrangements. Your response should
        describe any products, equipment, components, technology, or services you
        intend to provide to Cuba, directly or indirectly, and any agreements, commercial
        arrangements, or other contacts you have had, or intend to have, with the
        government of Cuba, or entities controlled by that government.

        As appropriate, please amend your Form 10-K and Form 10-Q and respond to
these comments within 30 calendar days or tell us when you will provide us with a
response. You may wish to provide us with marked copies of the amendments to
expedite our review. Please furnish a cover letter with your amendments that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
     filing;

·   staff comments or changes to disclosure in response to staff comments do not
     foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
     by the Commission or any person under the federal securities laws of the United
     States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. You may also contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 or me at with any other questions.

Sincerely,

Kate Tillan
Assistant Chief Accountant